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                                                                    SUB-ITEM 77E
                   INVESCO QUALITY MUNICIPAL INVESTMENT TRUST

                               LEGAL PROCEEDINGS

A shareholder demand letter dated September 1, 2010, contains allegations that the Board and certain individuals breached their fiduciary duties to the Invesco Quality Municipal Investment Trust and wasted Trust assets by causing the Trust to redeem Auction Rate Preferred Securities (ARPS) at par value at the expense of the Trust and common shareholders. The shareholder claimed that the Trust was not obliged to provide liquidity to preferred shareholders, the redemptions were improperly motivated to benefit the Adviser, and the market value and fair value of the ARPS were less than par at the time they were redeemed. The letter demands that: 1) the Board take action against the Adviser and the individuals named to recover damages and 2) the Board refrain from authorizing further redemptions of repurchases of ARPS by the Trust at prices in excess of fair value or market value at the time of the transaction. According to the demand letter, if the Trust does not take appropriate action, the shareholders will
commence a shareholder derivative action on behalf of the Fund.   The Board
formed a Special Litigation Committee ("SLC") to investigate these claims and to make a recommendation to the Board regarding whether pursuit of these claims is in the best interests of the Trusts. Upon completion of its evaluation, the SLC recommended that the Board reject the demands specified in the shareholder demand letter, after which the Board announced on July 12, 2011, that it had adopted the SLC's recommendation and voted to reject the demands.

Management of Invesco and the Trust believe that the outcome of the proceedings described above will not have a material adverse effect on the Trust or on the ability of Invesco to provide ongoing services to the Trust.